UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 2

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.00% Convertible Senior Notes Due 2017

(Title of Class of Securities)

693320 AQ6

(CUSIP Number of Class of Securities)

William F. Brown, Esq.
Senior Vice President, General Counsel and Secretary
PHH Corporation
3000 Leadenhall Road

Mt. Laurel, New Jersey 08054
(856) 917-1744

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$219,002,454	$25,448.00

*                                         Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 6.00% Convertible Senior Notes Due 2017 (the “Notes”), this valuation is based on the book value of the securities to be received by PHH Corporation (“PHH”) and assumes the exchange of all $245,000,000 aggregate principal amount of the Notes currently outstanding, for cash and shares of common stock of PHH, par value $0.01 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.2 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	25,448.00	Filing Party:	PHH Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 6, 2015

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐                                    Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on May 6, 2015, as previously amended by Amendment No. 1 (“Amendment No. 1”) on May 26, 2015  (the “Schedule TO”), by PHH Corporation, a Maryland corporation (“PHH” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with an offer by PHH to exchange any and all of its 6.00% Convertible Senior Notes Due 2017 (the “Notes”) for consideration per $1,000 principal amount of validly tendered and accepted Notes of $1,125.00 in cash, plus accrued and unpaid interest from June 15, 2015 to, but excluding, the settlement date (which we expect to be June 18, 2015), and a number of shares of the Company’s common stock, par value $0.01 per share, which we refer to as the “Exchange Ratio” (together, the “Offer Consideration”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 6, 2015 (the “Offer to Exchange”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information in the Offer to Exchange and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, as amended by Amendment No. 1, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all applicable items required in the Schedule TO, as so amended, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Exchange as amended or supplemented. You should read this Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Offer to Exchange and the related Letter of Transmittal.

Item 1.                                 Summary Term Sheet.

The Offer to Exchange, Item 1 of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.              The following language is added after the language “The Exchange Ratio will be equal to the sum of the Daily Settlement Amounts (as defined herein) for each VWAP Trading Day (as defined herein) during the Observation Period (as defined herein)” appearing on the front cover page of the Offer to Exchange:

“The minimum Offer Consideration holders will receive per $1,000 principal amount of validly tendered and accepted Notes is $1,125.00 in cash and 30.5824 shares of Common Stock. The maximum number of shares of Common Stock that may be issued as consideration in the Offer is 42.4871 per $1,000 principal amount of validly tendered and accepted Notes.”

2.              The following language is added after the last sentence of the third paragraph under the caption “The Offer” on the front cover page of the Offer to Exchange:

“If the Exchange Ratio will equal 42.4871, the maximum number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as part of the Offer Consideration, then the Offer will be automatically extended (a “Mandatory Extension”) until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date to permit holders of Notes to tender or withdraw their Notes during those days. See “Description of the Offer—Extension, Termination or Amendment.”“

3.              The following language is added after the fourth paragraph under the captions (i) “The Offer” in the section “Summary of the Offer” on page 1 of the Offer to Exchange, (ii) “What will I receive pursuant to the Offer if I validly tender Notes for exchange and they are accepted by PHH” in the section entitled “Questions and Answers about the Offer” on page 7 of the Offer to Exchange and (iii) “Exchange Ratio” in the section entitled “Description of the Offer” on page 36 of the Offer to Exchange:

“As a result of such minimum and maximum Daily VWAP levels, (i) the minimum Offer Consideration holders will receive per $1,000 principal amount of validly tendered and accepted Notes is $1,125.00 in cash and 30.5824 shares of Common Stock, and (ii) the maximum number of shares of Common Stock that may be issued as consideration in the Offer is 42.4871 per $1,000 principal amount of validly tendered and accepted Notes.”

4.              The following additional questions and respective answers are added after the question “What will I receive pursuant to the Offer if I validly tender Notes for exchange and they are accepted by PHH?” and respective answer following that question in the section entitled “Questions and Answers about the Offer” on page 8 of the Offer to Exchange:

“Is there a minimum Offer Consideration that will be paid in the Offer?

Yes. The minimum Offer Consideration holders will receive per $1,000 principal amount of validly tendered and accepted Notes is $1,125.00 in cash and 30.5824 shares of Common Stock. This minimum Offer Consideration is based on the minimum Daily VWAP of $21.00 to be used in calculation of the Daily Settlement Amount for each VWAP Trading Day, as set forth above.

Is there a maximum Offer Consideration that will be paid in the Offer?

Yes. The Offer Consideration will be subject to the maximum number of shares of Common Stock that may be issued as part of such consideration of 42.4871 per $1,000 principal amount of validly tendered and accepted Notes. This maximum number of shares is based on the maximum Daily VWAP of $28.00 to be used in calculation of the Daily Settlement Amount for each VWAP Trading Day, as set forth above.

What will happen if the Exchange Ratio will equal 42.4871, the maximum number of shares of Common Stock that may be issued as part of the Offer Consideration?

We will announce the Exchange Ratio no later than 4:30 p.m., New York City time, on the Expiration Date, and the final Exchange Ratio will also be available by that time at http://www.gbsc-usa.com/PHH and from the Information Agent. If the Exchange Ratio is equal to 42.4871, the maximum number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as part of the Offer Consideration, then there will be a Mandatory Extension of the Offer until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date to permit holders to tender or withdraw their Notes during those days. The Daily VWAP and trading prices of our Common Stock during this Mandatory Extension will not, however, affect the Exchange Ratio, which will be fixed at 42.4871 shares of Common Stock per $1,000 principal amount of Notes.  We will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any such Mandatory Extension. See “Description of the Offer—Extension, Termination or Amendment.”“

5.              The following language is added after the second paragraph in the answer to the question “Will I have an opportunity to tender my Notes in the Offer, or withdraw previously tendered Notes, after the determination of the Exchange Ratio?” appearing in the section entitled “Questions and Answers about the Offer” on page 8 of the Offer to Exchange:

“If the Exchange Ratio will equal 42.4871, the maximum number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as part of the Offer Consideration, then there will be a Mandatory Extension of this Offer until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date to permit holders to tender or withdraw their Notes during those days. See “Description of the Offer—Extension, Termination or Amendment.”“

6.              The following language is added after the first paragraph in the answer to the question “Under what circumstances may I withdraw previously tendered Notes?” appearing in the section entitled “Questions and Answers about the Offer” on page 11 of the Offer to Exchange:

“The Offer will be subject to Mandatory Extension if the Exchange Ratio will equal 42.4871, the maximum number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as part of the Offer Consideration. For more information regarding our right to extend, amend or terminate the Offer and the Mandatory Extension of the Offer, see “Description of the Offer—Extension, Termination or Amendment.””

7.              The following language is added after the last sentence of the eighth paragraph appearing under the caption “Exchange Ratio” in the section entitled “Description of the Offer” on page 36 of the Offer to Exchange:

“The actual Offer Consideration will be subject to the minimum Offer Consideration and the maximum number of shares of Common Stock that may be issued as part of the Offer Consideration, as described above.”

8.              The following language is added after the last paragraph appearing under the caption “Exchange Ratio” in the section entitled “Description of the Offer” on page 37 of the Offer to Exchange:

“The following summarizes the Offer Consideration information that will be available during the Offer:

•                  on each VWAP Trading Day of the Observation Period, the webpage will show the Daily VWAP, the resulting Daily Settlement Amount and indicative Exchange Ratio per $1,000 principal amount of Notes, as though that day was the Expiration Date, calculated based on the number of VWAP Trading Days that have passed in the Observation Period, which information, for the 10 VWAP Trading Days ending on the Expiration Date, will be updated every three hours starting at 10:30 a.m., New York City time, on each such VWAP Trading Day;

•                  the Daily VWAP, the resulting Daily Settlement Amount and indicative Exchange Ratio per $1,000 principal amount of Notes, calculated as set forth above, for all trading days during the Observation Period will be available on the webpage through the Expiration Date; and

•                  each time the webpage is updated, it will also show a reasonably current trading price for the Common Stock on the NYSE.”

9.              The following language is added after the last paragraph under the caption “Extension, Termination or Amendment” in the section entitled “Description of the Offer” on page 38 of the Offer to Exchange:

“Mandatory Extension

We will announce the Exchange Ratio no later than 4:30 p.m., New York City time, on the Expiration Date, and the final Exchange Ratio will also be available by that time at http://www.gbsc-usa.com/PHH and from the Information Agent. If the Exchange Ratio is equal to 42.4871, the maximum number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as part of the Offer Consideration, then there will be a Mandatory Extension of the Offer until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date to permit holders to tender or withdraw their Notes during those days. The Daily VWAP and trading prices of our Common Stock during this Mandatory Extension will not, however, affect the Exchange Ratio, which will be fixed at 42.4871 shares of Common Stock per $1,000 principal amount of Notes.  We will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any such Mandatory Extension.”

Item 10.                          Financial Statements.

The Offer to Exchange, Item 10 of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

The information set forth in the Offer to Exchange under the caption “Ratio of Earnings to Fixed Charges” is replaced in its entirety by the following information:

The following table shows the ratio of earnings to fixed charges for PHH and its consolidated subsidiaries for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$31	$(93)	$(284)	$140	$(14)	$(289)	$40
Adjustments for equity method investments	(1)	2	1	(3)	2	(2)	—
Fixed charges	27	40	137	192	218	207	188
Total	$57	$(51)	$(146)	$329	$206	$(84)	$228

Fixed charges:
Interest expense(1)	$26	$38	$130	$185	$212	$201	$182
Estimated interest portion of net rental expense(2)	1	2	7	7	6	6	6
Total	$27	$40	$137	$192	$218	$207	$188

Ratio of earnings to fixed charges(3)	2.11	—	—	1.71	—	—	1.21
Coverage deficiencies	$—	$91	$283	$—	$12	$291	$—

(1) Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2) One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3) The ratio of earnings to fixed charges was less than 1:1 for the quarter ended March 31, 2014 and for the years ended December 31, 2014, 2012 and 2011 which was primarily driven by unfavorable market-related fair value adjustments to our mortgage servicing rights.

Item 11.                          Additional Information.

On June 4, 2015, the Company received a decision of the Director of the Consumer Financial Protection Bureau (the “CFPB”) issued in the appeal of the CFPB administrative enforcement proceeding initiated in January 2014 in connection with the Company’s former mortgage reinsurance activities. The Director’s decision orders the Company to disgorge $109 million in reinsurance premiums it received on or after July 21, 2008. The Company issued a press release commenting on the decision and its intention to defend its position and file an appeal to the United States Court of Appeals, the text of which is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.                          Exhibits.

No.	Description
(a)(1)(A)*	Offer to Exchange, dated May 6, 2015.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(E)*	Form of Notice of Voluntary Offering Instructions

(a)(5)*	Press Release, dated May 6, 2015, incorporated by reference to Exhibit 99.1 to PHH’s Current Report on Form 8-K filed with the SEC on May 6, 2015.

(a)(5)(B)**	Press Release, dated June 4, 2015.

(d)(1)*	Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.1 to PHH’s Current Report on Form 8-K

No.	Description

filed on January 17, 2012.

(d)(2)*

First Supplemental Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.2 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(3)*	Form of Note (included in Exhibit d(2))

(d)(4)*

Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(5)*

Confirmation of Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.5 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(6)*

Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.7 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(7)*	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.9 to PHH Current Report on Form 8-K filed on September 29, 2009.

(d)(8)*	Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.11 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(9)*	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.13 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(10)*

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(11)*

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(12)*	Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.6 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(13)*	PHH Management Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(14)*	Form of PHH Management Incentive Plan Award Notice, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(15)*	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009), filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on June 22, 2009.

No.	Description

(d)(16)*	First Amendment to the PHH Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on August 20, 2010.

(d)(17)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended, filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(18)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement, filed as Exhibit 10.29 to PHH’s Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(19)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005, filed as Exhibit 10.36 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(20)*

Form of PHH 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005, filed as Exhibit 10.37 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(21)*	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on November 18, 2011.

(d)(22)*	Form of February 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(23)*	Form of February 2012 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(24)*	Form of September 2012 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(25)*	Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(26)*	Form of 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.12 to our Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(27)*	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.13 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(28)*	PHH 2014 Equity and Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on May 29, 2014.

(d)(29)*	PHH Equity Compensation Program for Non-Employee Directors, filed as Exhibit 10.9 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(30)*	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

No.	Description

(d)(31)*	Form of September 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.11 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(32)*

Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(33)*	Form of October 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.5 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(34)*

Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements, filed as Exhibit 10.7.1 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(35)*

Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award Agreements, filed as Exhibit 10.7.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(g)	Not applicable.

(h)	Not applicable

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2015

PHH Corporation

By:	/s/ Hugo Arias
Name:	Hugo Arias
Title:	Senior Vice President and Treasurer